Exhibit 99.1

Scorpio Tankers Inc. Announces Delivery of its Fourth 52,000 dwt Newbuilding Product Tanker, STI Garnet, Delivery of STI Coral and Time Charter-In Agreements

Monaco—(Marketwire) – September 20, 2012 -Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has taken delivery of STI Garnet, the fourth vessel under its previously announced Newbuilding program, the delivery of STI Coral, and agreements to time charter-in additional vessels.

Delivery of STI Garnet

The Company took delivery of STI Garnet, the fourth of ten vessels scheduled for delivery under the Company’s Newbuilding program.  Upon delivery, the vessel began a time charter for up to 120 days at $16,250 per day plus an adjustment based on fuel consumption.  The vessel was partially financed by drawing down $23.0 million on its Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB.

Delivery of STI Coral

The Company completed the previously announced sale of STI Coral for $25.25 million.

Time Chartered-in Vessels and Other Agreements

The Company took delivery of a 2007 built MR product tanker (50,633 DWT) on a six month time charter-in agreement at $12,000 per day.  The agreement includes an option for the Company to extend the charter for an additional six months at $13,000 per day.

The Company agreed to charter-in a newbuilding MR product tanker (51,561 DWT).  This vessel is currently under construction at Hyundai Mipo Dockyard Co. Ltd. of South Korea and, upon delivery from the yard, will be chartered-in for three years at $15,750 per day in year one, $16,250 per day in year two and $16,750 per day in year three.  Delivery is expected in January of 2013. The agreement includes two consecutive options for the Company to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day.

The Company took delivery of a 2009 built LR1 (73,800 DWT) on a one year time charter-in agreement at $12,800 per day.  The agreement includes two consecutive options for the Company to extend the charter for up to two consecutive one year periods at $13,400 per day and $14,400 per day.  Additionally, we have entered into a profit and loss sharing arrangement whereby 50% of the profits and losses above or below the charterhire rate will be shared with a third party.

The Company has also entered into a profit or loss sharing arrangement on the earnings of an LR1 vessel that is not owned or operated by the Company.  The agreement stipulates that 50% of all profits and losses (the difference between the vessel’s earnings and the charterhire expense, which is $12,750) will be shared with the counterparty.  The counterparty to this agreement is currently time chartering-in this vessel for a period of six months, with an option for the counterparty to extend the agreement for an additional six months, both at $12,750 per day.

The Company agreed to charter-in two LR2 tankers (2011 built and 2012 built, each approximately 100,000 DWT).  The vessels will be chartered-in for six months at $14,750 per day and are expected to be delivered in the first half of 2013. The agreements include three consecutive options for the Company to extend the charters for up to three consecutive six month periods at $15,000 per day, $15,250 per day and $15,500 per day.  Additionally, we have entered into a profit and loss sharing arrangement whereby 50% of the profits and losses above or below the charterhire rate will be shared with a third party.

Below is the Company’s fleet list:

				Ice
	Vessel Name	Year Built	DWT	Class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	-	Spot	MR
3	STI Topaz	2012	52,000	-	Spot	MR
4	STI Ruby	2012	52,000	-	Spot	MR
5	STI Garnet	2012	52,000	-	Spot	MR
6	Noemi	2004	72,515	-	SPTP (2)	LR1
7	Senatore	2004	72,514	-	SPTP (2)	LR1
8	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
9	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
10	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
11	STI Spirit	2008	113,100	-	SLR2P (3)	LR2
	Total owned DWT		732,520
							Time Charter Info
							Daily Base
	Time Chartered-In vessels						Rate	Expiry (5)
12	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,070	26-Jul-13	(6)
13	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,000	14-Jun-13	(7)
14	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,000	06-Apr-13	(8)
15	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$13,000	17-Jul-13	(9)
16	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$13,000	15-Jul-13	(9)
17	Endeavour	2004	46,102		SMRP(4)	MR	$11,525	16-Jan-13	(10)
18	STX Ace 6	2007	46,161	-	SMRP(4)	MR	$14,150	17-May-14	(11)
19	Pacific Duchess	2009	46,697	-	SMRP(4)	MR	$13,800	17-Mar-13	(12)
20	Targale	2007	49,999	-	SMRP(4)	MR	$14,500	17-May-14	(13)
21	Freja Lupus	2012	50,385	-	SMRP(4)	MR	$14,760	26-Apr-14	(14)
22	Valle Bianca	2007	50,633	-	SMRP(4)	MR	$12,000	15-Feb-13	(15)
23	Gan-Trust	2013	51,561	-	SMRP(4)	MR	$16,250	01-Jan-16	(16)
24	FPMC P Eagle	2009	73,800	-	SPTP (2)	LR1	$12,800	09-Sep-13	(17)
25	FPMC P Hero	2011	99,995		SLR2P (3)	LR2	$14,750	01-Jul-13	(18)
26	FRMC P Ideal	2012	99,993		SLR2P (3)	LR2	$14,750	01-Jul-13	(18)
	Total time chartered-in DWT		811,141

	Newbuildings currently under construction
27	Hull 2336		52,000	(19)		MR
28	Hull 2361		52,000	(19)		MR
29	Hull 2362		52,000	(19)		MR
30	Hull 2369		52,000	(19)		MR
31	Hull 2389		52,000	(19)		MR
32	Hull 2390		52,000	(19)		MR
	Total newbuilding DWT		312,000

	Total DWT		1,855,661

(1)	This vessel operates in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	This agreement contains an option for the Company to extend the charter for an additional year at $13,070 per day.
(7)
This agreement contains an option for the Company to extend the charter for an additional year at $13,000 per day.  The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below $12,000/day with the vessel owner.

(8)
The agreement contains an option for the Company to extend the term of the charter for four additional months at $12,250 per day and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.

(9)
Represents the average rate for the two year duration of the agreement.  The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. The agreement contains an option for the Company to extend the charter for an additional year at $14,500 per day.

(10)	The agreement contains two consecutive options for the Company to extend the charter for up to two six month periods at $13,750 and $14,800 per day, respectively.
(11)	The agreement contains an option for the Company to extend the charter for an additional year at $15,150 per day.
(12)	The agreement contains an option for the Company to extend the charter for an additional year at $14,800 per day.
(13)	The agreement contains three consecutive options for the Company extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(14)	The agreement contains an option for the Company to extend the charter for an additional year at $16,000 per day.
(15)	The agreement contains an option for the Company to extend the charter for an additional six months at $13,000 per day.
(16)
This vessel is currently under construction and is expected to be delivered in January 2013 from the shipyard.  The daily base rate represents the average rate for the three year duration of the agreement.  The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day and the rate for the third year is $16,750 per day. The agreement contains two consecutive options for the Company extends the charter for up to two consecutive one year periods  at $17,500 per day and $18,000 per day, respectively.

(17)
The agreement contains two consecutive options  for the Company to extend the charter up to two one year period at $13,400 per day and $14,400 per day, respectively.  We also entered into an agreement with a third party to share 50% profit and loss sharing provisions whereby we split all of the vessel's profits and losses above or below $12,800/day.

(18)
The agreement contains three consecutive options for the Company to extend the charter for up to three six month periods at $15,000 per day, $15,250 per day and $15,500 respectively.  We also entered into an agreement with a third party to share 50% profit and loss sharing provisions whereby we split all of the vessel's profits and losses above or below $14,750/day.

(19)
These newbuilding vessels are being constructed at Hyundai Mipo Dockyard Co., Ltd of South Korea. One vessel is expected to be delivered by the end of September and three vessels are expected to be delivered between January 2013 and April 2013 and the remaining two are expected to be delivered in January 2014.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, one Handymax tanker, four MR tankers, and one post-Panamax tanker with an average age of 4.8 years, time charters-in fifteen vessels (two LR2, one LR1, seven MR and five Handymax tankers), and has contracted for six newbuilding MR's, one of which is expected to be delivered to the Company in September 2012, three in the first quarter of 2013 and two in January 2014.. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616